February 5, 2007

VIA FEDERAL EXPRESS AND EDGAR

Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attn: Ms. Donna Levy

Re: Index Oil and Gas, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 22, 2006 (the “Amended Registration Statement No. 2”)
File No. #333-137957

Dear Ms. Levy:

This letter responds to comments contained in the Staff letter, dated February 2, 2007 addressed to Mr. Lyndon West, the Company’s Chief Executive Officer, with respect to the Company’s filing of the Amended Registration Statement No. 2.

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the Amended Registration Statement No. 2 accordingly and filed an amended Registration Statement (the “Amended Registration Statement No. 3”) on February 5, 2007.

General

1.
Please file an amendment to your Form SB-2 that incorporates the draft changes you submitted to us on Jan. 30, 2007, along with your response to our further comments below. Please also file a redlined version of the Form SB-2 that shows all the changes you have made from the second amendment that you previously filed.

Response:

We have revised the Amended Registration Statement No. 3 to incorporate all of the draft changes that we submitted on behalf of the Company to the Commission on January 30, 2007, along with the Company’s responses to the Commission’s comments set forth further below, and have filed a redlined version of the Amended Registration Statement No. 3 on February 5, 2007 that shows all the changes that the Company has made from the second amendment that it previously filed.

Engineering Comments
Recent Developments

Kansas, page 6

2.	Please disclose, here and elsewhere where the wells are mentioned, the net and gross production figures for the four wells that were recently successfully drilled and are now producing oil.

Response:

We have revised the following pages of the Amended Registration Statement No. 3 to disclose the Company’s net and gross production levels for the four Kansas wells that were recently successfully drilled and are now producing oil: subsection titled “Kansas” on page 6, subsection titled “Kansas” on page 37, and subsection titled “Investing Activities” on page 51.

Business Strategy

Phase I, page 38

3.
You state that the Walker #1 well has commenced production at the anticipated level of production. Please expand your disclosure wherever you include discussion of this well to include the net and gross production levels realized for this well.

Response:

We have revised the following pages of the Amended Registration Statement No. 3 to disclose the Company’s net and gross production levels for the Walker #1 well that has recently commenced production: subsection titled “Phase II” on page 39, subsection titled “South Texas and Louisiana” on page 41, and subsection titled “Investing Activities” on page 51.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Sasha Ablovatskiy at (212) 930-9700.

Very truly yours,

By:	/s/ Richard A. Friedman
Richard A. Friedman

cc: Mr. Lyndon West,
Chief Executive Officer